UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )

Sage Therapeutics, Inc.

(Name of Subject Company (Issuer) and Filing Person (as Offeror))

Options to Purchase Common Stock, par value $0.0001 per share

(Title of Class of Securities)

78667J108

(CUSIP Number of Class of Securities)

Barry E. Greene

President and Chief Executive Officer

Sage Therapeutics, Inc.

215 First Street

Cambridge, Massachusetts 02142

(617) 299-8380

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Stuart Falber Rosemary G. Reilly Wilmer Cutler Pickering Hale and Dorr LLP 60 State Street Boston, Massachusetts 02109 (617) 526-6000	Anne Marie Cook Senior Vice President, General Counsel Sage Therapeutics, Inc. 215 First Street Cambridge, Massachusetts 02142 (617) 299-8380

CALCULATION OF FILING FEE

Transaction Value (1)	Amount of Filing Fee (2)
N/A	N/A

*

Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Attached is (1) the preliminary proxy statement for the Special Meeting of Stockholders of Sage Therapeutics, Inc., a Delaware corporation (the “Company”), to be held on January 31, 2024 (the “Preliminary Proxy Statement”), which contains a proposal to be submitted to the Company’s stockholders to approve a stock option exchange program that would allow certain employees who are not executive officers to exchange significantly out-of-the-money or “underwater” stock options, meaning outstanding stock options that have an exercise price that is significantly greater than the market price for the Company’s common stock, for the issuance of new stock options that will be exercisable for fewer shares of the Company’s common stock, with an exercise price equal to the fair market value of the Company’s common stock on the grant date of the new stock options and with new vesting terms and a new expiration date (the “Option Exchange Program”); and (2) a communication (the “Employee Communication”) sent by the Company’s Chief People and Experience Officer, on December 8, 2023 to Company employees regarding the potential Option Exchange Program.

Neither the Preliminary Proxy Statement nor Employee Communication constitute an offer to holders of the Company’s outstanding stock options to exchange those options. The Option Exchange Program will only be implemented, if at all, if the Company’s stockholders first approve the Option Exchange Program.

The Option Exchange Program has not yet commenced. Even if stockholder approval is obtained, the Company may decide not to implement the Option Exchange Program. The Company will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (the “SEC”) if and when the Option Exchange Program commences. Option holders should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available, because they will contain important information about the Option Exchange Program.

The Company’s stockholders and option holders will be able to obtain the written materials described above and the other documents filed by the Company with the SEC free of charge from the SEC’s website at www.sec.gov or by directing a written request to: Corporate Secretary, at 215 First Street, Cambridge, Massachusetts 02142.

Item 12. Exhibits.

Exhibit No.	Document

99.1	Preliminary Proxy statement for the Special Meeting of Stockholders (incorporated by reference to the Preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on December 8, 2023).

99.2	Communication to Employees from Chief People and Experience Officer, sent December 8, 2023.